UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

NOTICE TO SHAREHOLDERS

Declaration and payment of Dividends

We hereby inform the Shareholders and the general market that the Board of Directors of Banco Santander (Brasil) S.A. (“Company”), at the meeting held on the present date, approved the Board of Executive Officers’ proposal, ad referendum of the General Annual Meeting to be held on 2019, for the declaration and payment of Interim Dividends in the total amount of R$ 600,000,000.00 (six hundred million reais), pursuant to the article  37, item I, of the Company's Bylaws:

Shares	Interim Dividends
ON (Common)	R$ 0,07649556233
PN (Preferred)	R$ 0,08414511856
Unit(*)	R$ 0,16064068089

(*) One (1) Unit is comprised of 1 (one) Common Share and 1 (one) Preferred Share

The shareholders entitled for the Dividends hereby approved will be the ones registered in the Company’s books at the end of July 04, 2018 (including). Therefore, as of July 05, 2018 (including), the Company’s shares shall be traded “Ex-Dividends”.

The Dividends approved will be paid as of July 27, 2018, and fully considered within the amount of mandatory dividends to be distributed by the Company for year 2018, without any compensation as monetary indexation.

Regarding holders of the Company’s American Depositary Receipts (ADRs) traded in the New York Stock Exchange – NYSE, the payment will be carried out by The Bank of New York Mellon, depositary bank of the ADRs.

[Free English Translation]

Information regarding the US Record Date, payment date, or any further information may be obtained at www.adrbnymellon.com.

São Paulo, June 26th, 2018.

Angel Santodomingo Martell

Investor Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: June 26, 2018

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer